IAMGOLD REPORTS ADDITIONAL POSITIVE RESULTS FROM ITS
RESOURCE DELINEATION DRILLING PROGRAM ON THE
GOSSELIN ZONE - CÔTÉ GOLD PROJECT, ONTARIO

Toronto, Ontario, January 21, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce assay results from its delineation diamond drilling program at the Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold Project ("Côté", "Project"). The Gosselin delineation drilling program is being undertaken as part of the Côté Gold Joint Venture Project, a 70:30 joint venture between IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").  Côté, located 125 km southwest of Timmins and 175 km north of Sudbury, Ontario, Canada, is currently under construction with first gold production anticipated in the second half of 2023 (see news release dated July 21, 2020).

Since the fourth quarter of 2019, a total of thirty-three (33) diamond drill holes totaling 13,735 metres were completed as part of the resource delineation drilling program. The drill holes were variably completed from collar positions located on either lake ice, or on a floating barge deployed in Three Ducks Lake and from land based drill pads on the north shore of Three Ducks Lake or on the Young-Shannon peninsula.

IAMGOLD is reporting assay results from twenty-four (24) diamond drill holes totaling 10,049 metres. Results are pending for the remaining nine (9) drill holes totaling 3,686 metres. These results will be reported once they are received, validated and compiled.

The assay results reported herein are provided in Table 1, below, and include the following highlights (see plan map attached to this news release for drill hole locations):

• Drill hole GOS19-30: 264.5 metres grading 0.94 g/t Au
includes: 27.0 metres grading 2.72 g/t Au includes: 2.6 metres grading 12.87 g/t Au

• Drill hole GOS19-33: 243.6 metres grading 0.99 g/t Au
includes: 142.0 metres grading 1.29 g/t Au

• Drill hole GOS20-38: 202.0 metres grading 1.22 g/t Au
includes: 151.0 metres grading 1.50 g/t Au

• Drill hole GOS20-44: 265.0 metres grading 0.95 g/t Au
includes: 169.0 metre grading 1.26 g/t Au

• Drill hole GOS20-47: 417.3 metres grading 0.95 g/t Au
includes: 197.3 metres grading 1.60 g/t Au

• Drill hole GOS20-48: 164.3 metres grading 1.51 g/t Au

• Drill hole GOS20-49: 353.0 metres grading 1.04 g/t Au
includes: 46.0 metres grading 3.39 g/t Au

• Drill hole GOS20-52: 86.0 metres grading 5.57 g/t Au
includes: 30.35 metres grading 14.70 g/t Au

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "With the many challenges faced by the exploration team in 2020, the completion of this diamond drilling campaign was a significant achievement and has clearly brought into focus and confirmed the importance of this new discovery. The program was completed with outstanding safety performance while working cooperatively to coordinate with the numerous activities of the Côté mine site construction team. We are looking forward with anticipation to the completion of a maiden resource estimate later this year."

The diamond drilling program was designed to complete in-fill and delineation drilling on the Gosselin and Young-Shannon zones, at a nominal hole spacing of approximately 75 metres. The program was successful in confirming the continuity of broad zones of gold mineralization throughout the Gosselin Zone, at grades similar to the adjacent Côté deposit (see Table 1). As at Côté, mineralization is hosted within sericite-altered and locally brecciated intrusive lithologies of the Chester Intrusive Complex. Diamond drilling data collected from this program has provided an increased understanding of the geological, alteration and structural controls on the Gosselin mineralized system and is being integrated into exploration models to guide future drilling campaigns. The models suggest upside potential of the mineralized system in a number of directions, predominately at depth to the northwest, and along strike to the east and southwest.

The results of this program together with additional drilling planned in 2021 will be used to support the completion of a maiden resource estimate later this year.

Next Steps

Assay results will be incorporated into the geologic and structural models for the Gosselin and Young-Shannon zones to support the planned resource estimate expected later this year. The 2021 exploration program will include the completion of approximately 14,500 metres of diamond drilling to continue to delineate and expand the mineralized zone.

Elsewhere on the property, additional exploration drilling will begin to evaluate other identified targets along the developing mineralized trend of the Côté deposit and the Gosselin zone.

Figure 1 - Gosselin Zone Drill Hole surface plan and highlighted 2019-2020 assay

Table 1 Gosselin Project Drilling Results - 2019-2020 Drilling program
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au(2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS19-30	430976	5268042	389	182	-59	534.00	212.00	534.00	322.00	0.81
Including (3)							260.50	525.00	264.50	0.94
Including (3)							357.00	358.00	1.00	12.40
Including (3)							469.00	496.00	27.00	2.72
Including (3)							470.14	472.74	2.60	12.87
Including (3)							513.33	514.00	0.67	17.40
GOS19-31	430938	5267866	382	332	-65	411.00	236.00	408.28	172.28	0.56
Including (3)							311.00	408.28	97.28	0.71
GOS19-32	430859	5267893	386	190	-60	474.00	6.00	16.00	10.00	0.68
							158.92	425.85	266.93	0.45
GOS19-33	430960	5267540	383	333	-60	476.00	45.00	476.00	431.00	0.71
Including (3)							164.41	408.00	243.59	0.99
Including (3)							242.00	384.00	142.00	1.29
GOS20-34	430778	5267425	392	330	-60	426.00	298.00	426.00	128.00	0.60
Including (3)							379.05	426.00	46.95	0.74
GOS20-35	430845	5267360	390	328	-58	426.00	114.62	164.00	49.38	0.90
Including (3)							124.25	125.05	0.80	14.80
							263.00	426.00	163.00	0.65
Including (3)							317.05	393.00	75.95	0.89
GOS20-36	430872	5267441	383	330	-60	450.00	169.00	184.00	15.00	0.61
							266.00	319.00	53.00	0.53
							327.70	360.40	32.70	0.74
							368.00	450.00	82.00	0.57
GOS20-37	430877	5267549	382	325	-60	510.00	212.00	315.23	103.23	0.80
Including (3)							248.00	249.00	1.00	11.70
Including (3)							289.78	290.31	0.53	28.30
							321.00	451.00	130.00	0.65
GOS20-38	431117	5267597	381	330	-60	426.00	145.00	186.00	41.00	0.72
Including (3)							145.00	146.00	1.00	11.90
							224.00	426.00	202.00	1.22
							275.00	426.00	151.00	1.50
GOS20-39	430918	5267645	381	331	-60	244.00	50.97	68.14	17.17	0.67
GOS20-40	431115	5267712	381	330	-60	432.00	42.00	53.00	11.00	0.76
							257.00	432.00	175.00	0.99
Including (3)							392.00	393.00	1.00	10.50
GOS20-41	430851	5267705	381	330	-60	426.00	54.48	130.00	75.52	0.37
							135.00	249.00	114.00	0.80
Including (3)							176.00	178.97	2.97	6.09
							257.00	290.00	33.00	1.01

GOS20-42	430985	5267677	381	336	-60	423.00	203.00	338.00	135.00	0.70
							365.00	391.00	26.00	0.38
GOS20-43	430998	5267506	381	330	-60	432.00	212.00	430.00	218.00	0.92
GOS20-44	431072	5267543	381	327	-60	438.00	169.00	434.00	265.00	0.95
Including (3)							265.00	434.00	169.00	1.26
Including (3)							398.50	399.00	0.50	18.80
GOS20-45	431247	5267757	381	330	-60	76.00	Abandoned; re-collared GOS20-49
GOS20-46*	431148	5267656	381	330	-60	432.00	163.00	188.00	25.00	1.33
Including (3)							169.00	170.00	1.00	24.20
							318.00	432.00	114.00	0.61
GOS20-47*	431273	5267656	380	340	-60	438.30	21.00	438.30	417.30	0.95
Including (3)							241.00	438.30	197.30	1.60
Including (3)							301.70	303.00	1.30	41.30
GOS20-48*	431200	5267631	380	328	-66	421.31	257.00	421.31	164.31	1.51
Including (3)							380.00	381.00	1.00	14.40
GOS20-49*	431252	5267761	381	336	-61	430.47	65.00	418.00	353.00	1.04
Including (3)							124.00	170.00	46.00	3.39
Including (3)							132.00	133.00	1.00	10.40
Including (3)							140.00	141.05	1.05	13.40
Including (3)							147.00	148.00	1.00	18.30
Including (3)							232.63	233.53	0.90	12.50
GOS20-50*	431229	5267823	380	329	-60	437.28	27.00	67.81	40.81	0.42
							345.00	437.28	92.28	0.64
Including (3)							432.00	433.00	1.00	17.00
GOS20-51*	430731	5267552	388	308	-68	425.68	239.00	284.70	45.70	0.79
Including (3)							255.00	256.00	1.00	11.40
							319.36	418.00	98.64	0.76
GOS20-52* (4)	431156	5267837	381	328	-61	424.66	42.00	128.00	86.00	5.57
Including (3)							78.65	109.00	30.35	14.70
Including (3)							83.47	84.85	1.38	27.00
Including (3)							90.00	90.95	0.95	87.80
Including (3)							93.18	94.65	1.47	32.18
Including (3)							102.66	105.00	2.34	76.42
							324.00	392.00	68.00	0.66
GOS20-53*	431076	5267837	381	330	-60	435.00	317.00	435.00	118.00	1.11
							361.00	362.00	1.00	12.50
							425.00	426.00	1.00	24.10

Notes:

  Insufficient drilling has been completed to accurately determine the Gosselin Zone orientation. Actual core widths are estimated at approximately 60 to 95% of the core interval.
  Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
  Assays are reported uncut but high grade sub-intervals are highlighted.
  GOS20-52 Core Interval 78.65 to 109.00 m has actual core widths estimated to be 26.6% of the core interval.

* BTW drill core. Core diameter is 42.0 mm

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Qualified Person ("QP") responsible for the supervision of the preparation, verification and review of the technical information in this release is Al Smith, P. Geo, District Manager - Exploration for IAMGOLD in the Ontario Côte District. He is considered a QP for the purposes of National Instrument

43-101 with respect to the technical information being reported on.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (ACTLABS - located in Timmins, Ontario) was utilized for assay analyses, performing crushing, pulverizing, and fire assay in Timmins Ontario. Activation Laboratories completed the following laboratory procedure: Samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105µm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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